

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

May 24, 2007

<u>By Facsimile and U.S. Mail</u>

Daniel D. Viren
Chief Financial Officer
R.G. Barry Corporation
13405 Yarmouth Road N.W
Pickerington, Ohio 43147

> **Re:** **R.G. Barry Corporation**
> **Form 10-KT for the Transition Period January 1, 2006 - July 1, 2006**
> **September 27, 2006**
> **File No. 001-08769**

Dear Mr. Viren:

We have completed our review on the above referenced filing and have no further comments at this time.

Sincerely,

Michael Moran
Accounting Branch Chief